Exhibit 3.1

Ontario | Ministry of Public and Business Service Delivery

Articles of Amendment

Business Corporations Act

Instructions

For questions or more information to complete this form, please refer to the instruction page.

Fields marked with an asterisk (*) are mandatory.

1. Corporation Information

Corporation Name *
ProMIS Neurosciences Inc.

Ontario Corporation Number (OCN) *	Company Key *
1678696	[***]

Official Email Address *
TORNotices@mcmillan.ca

2. Contact Information

Please provide the following information for the person we should contact regarding this filing. This person will receive official documents or notices and correspondence related to this filing. By proceeding with this filing, you are confirming that you have been duly authorized to do so.

First Name *	Middle Name	Last Name *
Sean		Wang

Telephone Country Code	Telephone Number *	Extension
	416-865-7273	

Email Address *
sean.wang@mcmillan.ca

3. Proposed New Corporation Name (if applicable)

Complete this section only if you are changing the corporation name

If you are changing the corporation name, you can either propose a new name or request a number name. If you propose a new name for the corporation, you need a Nuans report for the proposed name. If your corporation has a number name, you must not select the option for a number name, unless you are changing only the legal element.

Will this corporation have a number name ? ☐ Yes ☐ No

4. Number of Director(s) (if applicable)

Complete this section only if you are changing the number of directors

Please specify the number of directors for your Corporation

☐ Fixed Number ☐ Minimum/Maximum

5. Shares and Provisions (if applicable) (Maximum is 900,000 characters per text box. To activate the toolbar press "Ctrl + E")

Complete this section only if you are amending the Shares and Provisions

Description of Changes to Classes of Shares

The corporation amends the Description of Classes of Shares as follows (please be specific):

Enter the Text

5261E (2024/02) © King's Printer for Ontario, 2024 Disponible en français Page 1 of 3

Business Corporations Act November , 2025 November , 2025 Description of Changes to Rights, Privileges, Restrictions and Conditions The corporation amends the Rights, Privileges, Restrictions and Conditions as follows (please be specific): Enter the Text The Articles of the Corporation are amended to consolidate all issued and outstanding common shares of the Corporation on the basis of one (1) common share for every [] issued and outstanding common shares. Where the consolidation results in a fractional common share, in lieu of issuing a fractional common share, the Corporation shall pay to the holders of record otherwise entitled to receive fractional common shares a cash payment in lieu of such fractional common share. Description of Changes to Restrictions on Share Transfers The corporation amends the Restrictions on Share Transfers as follows (please be specific): Enter the Text Description of Changes to Restrictions on Business or Powers The corporation amends the Restrictions on Business or Powers as follows (please be specific): Enter the Text Description of Changes to Other Provisions The corporation amends the Other Provisions as follows (please be specific): Enter the Text 6. Shareholders/Directors Authorization and Effective Date The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on * Requested Date for Amendment * Authorization 0 * I, Sean Wang confirm that: • This form has been signed by the required person . • This amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the 5261E (2024/02) Page 2 of 3 25 17 28

X Caution: The Act sets out penalties, including fines, for submitting false or misleading information. Required Signature Name Position Signature Eugene Williams Director 5261E (2024/02) Page 3 of 3 s/ Eugene Williams